UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FIAT NEWS

Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-6194

NEWS RELEASE

For Immediate Release

The Board of Directors of Fiat S.p.A. met today under the chairmanship of Paolo Fresco to review the results for the full 2001 fiscal year and for the fourth quarter.

Financial Overview

The Fiat Group closed 2001 with overall operating and financial results in line with the guidance provided late in the year, following the December 10 meeting of the Board of Directors.

At 58 billion euros, **net revenues** for the full year were slightly higher than in 2000, as gains by FiatAvio and Toro Assicurazioni and the contribution provided by Business Solutions more than offset declines by Fiat Auto and the components Sectors. In the fourth quarter, revenues were about the same as in the last three months of 2000, even though Fiat Auto, Teksid and Magneti Marelli experienced more pronounced sales declines.

Operating income for 2001 totaled 318 million euros, compared with 855 million euros in 2000. In the fourth quarter, the Group recorded an operating loss of 245 million euros as against an operating income of 355 million euros in the same period of the previous year, affected by lower sales volume at Fiat Auto, Iveco and the components Sectors. On the other hand, CNH, FiatAvio and Toro increased their contribution to the Group's quarterly results.

As expected and previously announced, the Group reported a **consolidated net loss**, which amounted to 791 million euros (consolidated net income of 578 million euros in 2000). This negative performance is the combined result of a contraction in operating margins, restructuring charges of about 850 million euros and a writedown of the value at which the Group's insurance companies carry their securities portfolios. The **Group interest in net income** for the year was a net loss of 445 million euros, compared with net income of 664 million euros in 2000.

The Group's **net financial position** improved during the fourth quarter of 2001. As expected, net debt declined substantially, falling from 7.5 billion euros at September 30, 2001 to 6 billion euros at December 31, 2001. This improvement was due to a reduction in working capital made possible by seasonal factors.

2001 Was a Difficult Year – Programs to Energize the Group

During the first six months of 2001, the Group's performance was consistent with the annual profitability and debt reduction objectives it had announced in April, even though trends in the world economy were less favorable than anticipated. However, in the second half of the year, the deteriorating economic conditions and the erosion of consumer confidence were compounded by a global crisis accentuated by the terrorist attacks in the United States.

As a result of this changed environment, in certain of its businesses, the Group faced falling unit sales and the emergence of increasingly aggressive sales policies pursued by all of its competitors to stimulate demand. After September 11, this situation was exacerbated by the pace of ongoing negotiations for the sale of non-core assets aimed at reducing debt.

As early as the third quarter, the Group adopted substantial countermeasures that included cutting back production, trimming factory and sales network inventories at CNH and even more at Fiat Auto, reducing overhead, and accelerating the program launched during the first half of 2001 to reengineer all core processes.

This past December, the Board of Directors responded to the extreme volatility in the Group's markets and the uncertainty regarding the timing of a recovery in the world's principal economies by adopting highly incisive industrial and financial measures.

On the industrial front:

- It adopted a Group-wide plan that, during the period from 2002 to 2004, will streamline production facilities and restructure or shut down 18 factories, 15 of which will be restructured or closed by 2003. In particular, Fiat Auto has almost completed the transfer of production activities from the Rivalta factory to the Mirafiori facility and FiatAvio has began the preliminary work needed to shift production to Rivalta from the Via Nizza plant in Turin. As already mentioned, the entire restructuring effort required the recognition of charges totaling about 850 million euros in 2001.

- It launched the reorganization of Fiat Auto, which became operational in mid-February 2002 with the appointment of the management teams that will run the four Business Units comprising the Sector. These units are: Fiat/Lancia/Light Commercial Vehicles, Alfa Romeo, International Development and Services.

On the financial front:

- It approved a capital increase of more than one billion euros. The capital increase was launched in mid-January 2002 and was completed successfully the following month.

- It authorized the issuance of $2.2 billion of bonds convertible into GM stock. This transaction helped the Group diversify its sources of financing and lower borrowing costs. The bond issue was fully subscribed in December and its proceeds were collected in January.

- It revised the Group's divestiture program (valued at two billion euros in 2002), expanding its scope to include a greater number of industrial and non-industrial operations and thus reducing the execution risks presented by the previous program.

Certain measures implemented or launched in 2001 – production cutbacks, inventory reduction programs, restructuring efforts – had a negative impact on the results for the year. However, they represent the price that must be paid to strengthen the Group and protect its future.

The same forward-looking approach is demonstrated by the significant operational and strategic improvements achieved in 2001.

A milestone in the operational arena was the launch of the program Next by all Group Sectors. The goal of this program is to reengineer all core processes, from product development to production, from procurement to logistics and from maintenance to order acquisition and management. The implementation of this program, which is expected to produce total savings of 1.5 billion euros by 2004, has been accelerated.

An important development involving Fiat Auto was the launch of the Stilo. The introduction of this new model underscores the strategy of repositioning the Fiat brand at a higher level by offering cars with substantially more installed systems and more sophisticated technology. The Stilo has been well received in the European markets, where it is being sold at the price levels originally anticipated. The marketing strategy adopted is becoming more effective with the introduction of a cutting-edge version of the Stilo and the reconfiguration of equipment to meet specific customer needs. The Automobile Sector is focusing more and more on enhancing the image of its premium brands. This effort is being rewarded by the growing success of the Alfa 147. In addition, the upcoming launch of the Thesis and the introduction of a new minivan in late spring 2002 will provide fresh momentum for the Lancia brand.

The continuing success of the Palio and of the other models in its product line enabled Fiat Auto to become the leading carmaker in Brazil, where the streamlining programs implemented in previous years have produced a stable level of profitability for the Automobile Sector.

The synergies generated by the alliance with General Motors have been growing faster than originally anticipated. They totaled 251 million euros in 2001, for a cumulative amount of 272 million euros. Another major development was the start of new collaborative initiatives with General Motors, which include the creation in Sweden of a joint project center for developing specific common components and systems for engineering their future high-end cars under the Alfa Romeo, Lancia and Saab brands.

In 2001, CNH consolidated its position as a leading producer of agricultural equipment in the world, despite a general weakness in this market. The integration of New Holland and Case has produced important synergies for CNH which amounted to $278 million in 2001 (approximately 300 million euros), for a total of $433 million (approximately 480 million euros) since the merger. The goal of $600 million (approximately 670 million euros) in savings will probably be achieved ahead of schedule.

Iveco leveraged the success of its Tector trucks to strengthen its leadership of the intermediate vehicle segment of the European market. The Stralis, a newly developed heavy-load vehicle launched in February 2002, is being well received by its potential customers. It will help the Commercial Vehicles Sector hold unit sales at a satisfactory level in this market segment, despite an anticipated decline in demand.

FiatAvio entered into important collaborative agreements with Rolls-Royce (Trent 900 program for the Airbus A380), Pratt & Whitney (PW600 general aviation engines) and Agusta (second lot of T700 engines for the EH101 helicopters that are being built for the Italian Navy).

Toro Assicurazioni enjoyed further expansion of its operations thanks to the growth of its life insurance business and the consolidation of Lloyd Italico and Augusta Assicurazioni by its casualty insurance operations. The programs implemented to improve insurance results and reduce overhead yielded significant benefits.

At the strategic level, the Group expanded into new businesses that are not inherently cyclical and allow it to maximize the value of existing assets and skills.

In 2001, the new Business Solutions Sector, which specializes in providing enterprise services, operated for its first full year, successfully building up its roster of non-captive customers. Business Solutions continued to expand its portfolio of products at a brisk pace, using partnering arrangements as appropriate. GlobalValue, a 50-50 joint venture with IBM Italia that has 3,000 employees, provides high-end information technology services.

With a 38% interest, Fiat is a key stockholder of Italenergia, the company that acquired control of Montedison and Edison through tender offers. A corporate restructuring process was launched this past October to create a "new" Edison – a company focused exclusively on its core energy business – and the divestiture of non-core operations is already under way.

Automobiles

Despite a general slowing of the economy, Western European demand for automobiles held relatively steady in 2001 (+0.7% over the previous year), with the markets showing a significant upturn in the closing quarter. This positive trend was fueled by the aggressive sales practices pursued by carmakers, who subsidized demand with promotions and discounts.

The Polish market remained in a deep slump, with demand falling to about half the level of 1999. In South America, the Brazilian market expanded at a much slower pace than in the second half of the year, but its annual growth rate was still more than 12%. In Argentina, a deep economic and financial crisis brought the local market virtually to the brink of collapse.

Against this background, Fiat Auto reported a 10.8% sales decline. One-third of this decrease is attributable to inventory reduction programs and the resulting drop in billings to the sales network, another third can be traced to the poor performance of the Polish and Argentine markets, and the balance reflects a contraction of the Sector's share of the Western European market (from 10% to 9.6%) and in Italy (down from 35.4% to 34.7%). Despite healthy demand for the Fiat Doblò, a good start for the Fiat Stilo and, more importantly, the outstanding success of the Alfa 147, a major factor affecting the Sector's share in Italy during the year was the phaseout of the Bravo and Brava models, which were replaced by the Stilo only in the fourth quarter.

The drop in unit sales experienced by Fiat Auto translated only to a limited extent into lower **revenues**, which totaled 24.4 billion euros (-3.6%). This discrepancy reflects the growing contribution of the service operations, which now account for about 10% of the

Sector's total revenues, and an improvement in the revenues earned per unit sold.

During the fourth quarter of 2001, revenues declined by 13% due to lower sales in Europe (the contribution of the Stilo was not yet fully apparent), a slump in the Polish and Argentine markets, and slower demand growth in Brazil. However, the decrease in revenues was not matched by a drop in new vehicle registrations, as Fiat Auto's market share was unchanged at 9.2% in Europe and increased in Italy, rising from 34.6% to 35.9%.

The **operating loss** reported by Fiat Auto in 2001 (-549 million euros, compared with an operating income of 44 million euros in 2000) can be attributed primarily to developments that occurred during the second half of the year, chief among them lower unit sales, upgraded standard equipment for the Sector's cars (without commensurate price increases) and higher costs incurred for research and development, advertising and promotional programs. Positive factors included a decrease in product costs and, more significantly, the industrial synergies generated by the alliance with General Motors. The costs incurred in connection with the vehicle inventory reduction program were offset completely by gains earned on the sale of the spare parts inventory to a new company owned jointly by DHL Worldwide Express, Fiat Auto and other financial partners.

Fiat Auto posted an operating loss in the fourth quarter as well (-432 million euros, compared with an operating income of 71 million euros in the same period of 2000) due mainly to a decline in unit sales, the impact of promotional sales programs, increased investments in research and development, and the restructuring charges related to the measures approved in December. They are part of a broader program designed to streamline Fiat Auto's worldwide industrial operations and reduce installed capacity, with the goal of achieving 90% plant utilization by 2003 and lowering the breakeven point. In the quarter under review, the introduction of the Stilo could inevitably provide only a limited sales contribution.

Another factor that is expected to help the Sector regain forward momentum is a new organization put in place this past February. This new structure, which capitalizes on the strength and position enjoyed by Fiat Auto's brands, will accelerate and streamline the decision-making process and focus the entire corporate system on maximizing customer satisfaction. The Sector's four new Business Units, which will be flanked by a Unit specializing in aftersale services, will be expected to operate like full-fledged autonomous entities, with full responsibility for their operating and financial performance. Each Unit will have dedicated product development, production, marketing, sales, quality and human resources organizations.

The foundation of the Sector's competitiveness will always be its ability to innovate, which it demonstrated with the development of several new products in 2002. The successful market launch of the new Fiat Ducato will be followed by the introduction of the Lancia Thesis, the Alfa 156 and 156 GTA, and new Lancia and Fiat minivans, followed by the Stilo station wagon this fall.

Also in this area, Fiat Auto and GM Europe agreed to establish a joint project center that will develop common components and systems for small vehicles that the two companies will produce in the future. This joint development effort applies exclusively to components and technologies and will have no impact on the specificity of the brands that will be associated with future generations of cars. It will, however, enable both companies to realize significant efficiencies. The Fiat Auto and Opel engineering centers will use the products developed by the joint organization as starting points in the design of the distinctive and unique cars that will represent each brand in this important vehicle class.

This ambitious project to develop common components will be pursued at a facility currently being established in Turin. The new center will have 100 employees, including designers and other staff provided by the two companies.

Agricultural and Construction Equipment

In 2001, conditions in the markets where CNH Global operates varied widely by geographic region and segment. Demand for agricultural equipment was up in North America (+10%) and Latin America (+9%), but declined in Europe (-6%). Sales of construction equipment were down sharply everywhere (-13% in North America and -8% in Europe).

At 10.8 billion euros, **revenues** were unchanged from 2000 despite a significant drop in shipments of construction equipment and the divestitures dictated by the antitrust authorities. This positive performance can be attributed to a favorable dollar conversion rate and healthy demand for farm equipment in North America, where CNH regained the market positions it had lost as a result of required divestitures and of the intense competition it faced while the integration of Case and New Holland was getting under way.

During the fourth quarter of 2001, revenues were up 3.8% compared with the same period in 2000. Sales of agricultural equipment increased at an even faster pace, enabling the Sector to expand its market share in most geographic regions. The only exception was in Europe, where CNH suffered most from the divestiture but still managed to retain market leadership. Shipments of construction equipment were down, consistent with general industry trends, but the Sector's shares of the different markets was unchanged.

CNH is benefiting to a growing extent from the process of integration and reorganization it carried out during the past two years. Proof of this is the marked improvement of its manufacturing margins at a time when the markets are at the low point of their cycle. **Operating income** for 2001 rose to 209 million euros, up from 45 million euros in the previous year. The synergies generated by the merger ($278 million or approximately 300 million euros) more than offset the negative impact of lower sales in the most profitable segment of the construction equipment market. Operating income for the fourth quarter (22 million euros, compared with an operating loss of 61 million euros in the closing quarter of 2000) was affected by deep production cuts that were implemented to reduce factory and dealer inventories, particularly in the area of construction equipment.

The outlook for 2002 calls for slower growth in demand for agricultural equipment and further weakness in the construction equipment market, especially during the first half of the year. As it happened in 2001 with the successful launch of the Case STX heavy-duty farm tractor and of the New Holland CX combine harvester (which won Combine of the Year honors in Europe), CNH will benefit significantly from the introduction of numerous new products under the Case and New Holland brands. These new products will be based on common platforms and will offer especially high unit margins. In another area, CNH Capital completed its transformation into a financial services company focused exclusively on providing support to the sales network and to buyers of CNH products.

In January 2002, CNH and Kobelco, the world's fourth largest producer of hydraulic excavators, signed the final agreements needed to make their global alliance fully operational. This alliance will give CNH products full access to the Asian market and will strengthen the Sector's position in the North American and European construction equipment markets.

Commercial Vehicles

In 2001, the European market for commercial vehicles held relatively steady, contracting by just 0.3%. However, demand showed growing signs of weakness during the final months of the year, especially in the intermediate and heavy-load segments.

Sector-wide sales were down 2.5%, due mainly to the aggressive sales policies pursued by competitors in Italy (-14%) and weak demand in Germany (-12%). Iveco's overall market share was down slightly, falling from 17.8% to 17% as a result of a decline in the light vehicle segment (from 20.7% to 19%), but improved during the second half of the year. It was stable at 11% for heavy-load vehicles and increased from 24% to 25% for intermediate vehicles. Iveco retained the leadership of this market segment thanks to the success of its Eurocargo Tector truck. Despite the crisis affecting Argentina, the Sector's results in Latin America were particularly gratifying, with buoyant sales in Brazil pushing Iveco's share of the local market above the 25% mark.

In 2001, Iveco had **revenues** of 8.6 billion euros (+0.5%), as growth by its financing and services operations offset a reduction in unit sales. During the fourth quarter of the year, lower market demand caused revenues to decline by 2% from the same period in 2000.

Lower unit sales and continued strong price pressure in the intermediate and heavy-load segments had an impact on Iveco's **operating income**, which fell to 271 million euros (489 million euros in 2000, when it included a non-recurring operating gain on the disposal of unused industrial sites). These same factors affected the Sector's performance in the fourth quarter of 2001, with an operating income totaling 81 million euros (225 million euros in the same period of the previous year).

The investments made in previous years to update its product line enabled Iveco to face the prospect of weak demand for commercial vehicles in 2002 and 2003 from a particularly strong position. The model renewal process was completed this past January with the introduction of the Stralis. The consensus among industry analysts is that this innovative heavy-load vehicle will help Iveco significantly expand its market share in a segment where the leading producers are able to charge premium prices for their products.

Iveco's competitive position will also be enhanced by the purchase this past January of a portion of the interest held by Renault (50%) in the Irisbus joint venture.

Other Group Sectors

Among the other Sectors, Teksid and Comau were adversely affected by weak demand from automotive customers (especially in the United States). Comau was able to offset this soft demand in part with healthy growth in its maintenance services business. The performance of Magneti Marelli, while improved on a comparable consolidation basis, was affected by a drop in unit sales and the impact of a sharp price increase in the cost of electronic components caused by an unfavorable euro/dollar exchange rate, which could not be passed on fully to customers.

FiatAvio began to feel the impact of weak demand for air travel and a reduction in the number of commercial space launches. Nevertheless, revenues (+9.7%) and operating income (reaching 186 million euros) improved further, for a return on sales of 11.4%.

The Toro Assicurazioni Group further consolidated its position as Italy's third largest insurer, posting an increase of 25% in premiums earned (+14% without the contribution of Lloyd Italico and Augusta Assicurazioni, which in the past was included with Miscellaneous Companies). The life insurance operations performed particularly well, with Roma Vita, a joint venture with Banca di Roma, experiencing growth of 32%. The Sector earned 68 million euros on an operating basis. Income before taxes totaled 220 million euros, up sharply from the 163 million euros reported in 2000. This improvement was achieved even though the carrying value of the Sector's equity portfolio had to be written down as a result of unfavorable conditions in the financial markets.

Business Solutions reported an operating income of 73 million euros, for a return on sales of 4%. The Sector's revenues, 40% of which were derived from non-captive customers, reflect the contribution of Fiat Engineering, which is being consolidated as of the third quarter of 2001, and the elimination of Fenice, which was sold in connection with the Italenergia transaction.

Ferrari was an outstanding performer among the other companies of the Group. In addition to scoring resounding successes on the racetrack, it posted sharply higher results, with operating income rising from 46 million euros to 62 million euros.

Financial Position of the Group

As announced last December, the Group's net financial position improved during the fourth quarter of 2001, with net debt falling to about 6 billion euros, compared with 6.5 billion euros at December 31, 2000 and 7.5 billion euros at September 30, 2001.

This improvement, which is significantly less than anticipated at the beginning of 2001 due to the halt in divestiture negotiations caused by a significant deterioration in the international economic environment that followed the dramatic events of September 11, was made possible by a sharp reduction in working capital requirements.

The Group's overall indebtedness, which totaled 33.4 billion euros, compared with 33 billion euros at the end of 2000 and 35.3 billion euros at September 30, 2001, funds the net financial position and covers the following items:

- about 4.1 billion euros in cash and cash equivalents, including liquid assets held by the insurance companies, and, more importantly,

- financial receivables and leased assets related primarily to the financing of automotive sales (23.3 billion euros in loans at December 31, 2001).

  The increase shown by the latter item in recent years reflects not only the acquisition of Case Corporation, with its sales financing operations, but also expansion into this field by Fiat Auto and Iveco. This is consistent with the Group's strategy of growing its service businesses.

Outlook

The consensus forecast for the international economy calls for a modest and gradual recovery during the second half of 2002 both in the United States and Europe. However, the improvement in business conditions is not expected to be sufficient to yield an upturn in durable goods orders and investments.

This general climate will provide a backdrop for the different trends that will shape the various automotive markets. In Europe, demand for automobiles appears to have peaked after eight years of growth and record sales in the last three years. The commercial vehicles market, which expanded for seven consecutive years, also reached an all-time high. Sales of agricultural equipment remain generally weak, and demand for construction equipment is at the trough of its long-term cycle.

The combined impact of weak economic conditions and the cyclical nature of the principal markets of the Group entails a high degree of volatility and uncertainty as to the magnitude of the anticipated contraction of demand.

While it is clear that 2002 will be a difficult year, the Group cannot today formulate a reliable projection with regard to its full year operating performance. Nevertheless, Fiat remains firmly committed to generating significantly higher full year operating income than in 2001.

In order to operate with greater agility and flexibility in this challenging environment, the Group is implementing decisive measures throughout its industrial organization, from the redefinition of its processes to the structural reduction of its inventories, from the restructuring and streamlining of its manufacturing facilities to the reorganization of the entire Automobile Sector.

Despite weakness in its markets, CNH will continue to strengthen its market position and increase its profitability by introducing new products, slimming down its organization and developing further integration synergies.

Iveco has taken a key step to respond to lower demand in the heavy segment, with the recent launch of a winning product while in other areas of the market it is benefiting from the leadership position enjoyed by its line of recently introduced new vehicles.

Fiat Auto, which early in the year will have to tackle the challenge of bringing its new organization up to speed, will achieve higher profitability thanks to the enhanced value of its brands, a renewed focus on customer satisfaction and the benefits produced by the ongoing streamlining of its manufacturing organization.

The Group's absolute priority remains reducing indebtedness, which is expected to be halved by the end of 2002 thanks mainly to the implementation of the new divestiture program and the recently completed capital increase.

Additional Communications by the Board of Directors

In the course of the meeting, Paolo Fresco, Chairman of Fiat S.p.A., informed the Directors that, to emphasize his full confidence in the Group's ability to regain its momentum and resume its earnings growth, he has decided to purchase Fiat ordinary shares for an amount equal to the total net compensation he has received since his hiring. To that effect, Mr. Fresco has given his stockbrokers an irrevocable purchase order for such shares to be executed in the stockbrokers own autonomous judgment as to the timing and manner of such purchase.

Paolo Cantarella, Chief Executive Officer of Fiat S.p.A., reaffirming his own confidence that Fiat's shares will appreciate in value, requested the Board's permission to convert the variable portion of his cash compensation into Fiat ordinary shares. The variable portion of his annual compensation amount to the equivalent of 38,500 Fiat ordinary shares valued at the average of the stock market closing prices in the months of April and October. The Board responded favorably to Mr. Cantarella's request.

OPERATING PERFORMANCE

	Fiscal Year		4th Quarter	
(in millions of euros)	2001	2000	2001	2000
Net revenues	**58,006**	57,555	**14,943**	15,187
Cost of sales	**49,854**	48,961	**13,251**	13,206
Gross operating result	**8,152**	8,594	**1,692**	1,981
Overhead	**6,149**	6,108	**1,591**	1,482
Research and development	**1,817**	1,725	**470**	441
Other operating income (expenses)	**132**	94	**124**	297
Operating income	**318**	855	**(245)**	355
Financial income (expenses)	**(1,025)**	(1,023)	**(203)**	(265)
Investment income (expenses)	**(149)**	304	**(95)**	93
Extraordinary income (expenses)	**359**	914	**(809)**	185
Income before taxes and minority interest	**(497)**	1,050	**(1,352)**	368
Taxes	**294**	472	**(152)**	220
Net income before minority interest	**(791)**	578	**(1,200)**	148
Group interest in net income	**(445)**	664	**(988)**	210

REVENUES BY OPERATING SECTOR

	Fiscal Year		4th Quarter	
(in millions of euros)	2001	2000	2001	2000
Automobiles (Fiat Auto Holdings)	**24,440**	25,361	**5,705**	6,577
Agricultural and Construction Equipment (CNH Global)	**10,777**	10,770	**2,676**	2,579
Commercial Vehicles (Iveco)	**8,650**	8,611	**2,403**	2,452
Metallurgical Products (Teksid)	**1,752**	1,873	**422**	465
Components (Magneti Marelli)	**4,073**	4,451	**952**	1,114
Production Systems (Comau)	**2,218**	2,440	**710**	766
Aviation (FiatAvio)	**1,636**	1,491	**457**	430
Publishing and Communications (Itedi)	**347**	354	**102**	107
Insurance (Toro Assicurazioni)	**5,461**	4,363	**1,742**	1,389
Services (Business Solutions)	**1,805**	N.A.	**538**	N.A.
Miscellanea and eliminations	**(3,153)**	(2,159)	**(764)**	(692)
Total for the Group	58,006	57,555	14,943	15,187

OPERATING INCOME BY SECTOR

	Fiscal Year		4th Quarter	
(in millions of euros)	2001	2000	2001	2000
Automobiles (Fiat Auto Holdings)	**(549)**	44	**(432)**	71
Agricultural and Construction Equipment (CNH Global)	**209**	45	**22**	(61)
Commercial Vehicles (Iveco)	**271**	489	**81**	225
Metallurgical Products (Teksid)	**15**	101	**(25)**	36
Components (Magneti Marelli)	**(74)**	55	**(35)**	25
Production Systems (Comau)	**60**	87	**24**	34
Aviation (FiatAvio)	**186**	143	**48**	43
Publishing and Communications (Itedi)	**(2)**	10	**9**	8
Insurance (Toro Assicurazioni)	**68**	(56)	**18**	(7)
Services (**Business Solutions**)	73	N.A.	32	–
Miscellanea and eliminations	61	(63)	13	**(19)**
Total for the Group	318	855	(245)	355

BALANCE SHEET

At 9/30/2001	*(in millions of euros)*	*At 12/31/2001*	*At 12/31/2000*
2,579	**Working capital**	(1,392)	1,630
13,909	Net property, plant, and equipment	13,887	16,677
26,576	Other fixed assets	28,522	23,253
1,179	Deferred tax assets, net	1,595	1,007
(22,041)	Technical reserves and provisions of insurance companies	(22,970)	(20,891)
22,202	**Net invested capital**	**19,642**	**21,676**
(7,501)	**Net financial position**	**(6,035)**	**(6,467)**
14,701	**Stockholders' equity**	**13,607**	**15,209**
13,111	**Group interest in stockholders' equity**	**12,170**	**13,320**

Turin, February 28,

For additional information please contact:
Paolo Vannini
FIAT USA
Corporate Communication Department
Phone (212) 207-0908
Fax (212) 421-5194
Email pvannini@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: **February 28, 2002**

FIAT S.p.A.

BY: ____________________
James J. Kennedy
Power of Attorney